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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                                (Amendment No. 2)

                               INNOGY HOLDINGS PLC
                            (Name of Subject Company)

                               INNOGY HOLDINGS PLC
                      (Names of Person(s) Filing Statement)

                           Ordinary Shares of 10p each
                                       and
        American Depositary Shares (each representing 10 Ordinary Shares)
                         (Title of Class of Securities)

                           G4782H101 (Ordinary Shares)
                     45769A103 (American Depositary Shares)
                      (CUSIP Number of Class of Securities)

                                 Michael Bowden
                                Company Secretary
                               Innogy Holdings plc
                           Windmill Hill Business Park
                                  Whitehill Way
                       Swindon, Wiltshire SN5 6PB, England
                               +44 (0)179 387 7777
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  On Behalf of the Person(s) Filing Statement)

                                    Copy to:
                                William B. Hobbs
                                   Linklaters
                                 One Silk Street
                            London EC2Y 8HQ, England
                               +44 (0)207 456 2000

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|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on March 29, 2002 (as amended or supplemented, the "Schedule 14D-9") by Innogy Holdings plc, a company incorporated under the laws of England and Wales ("Innogy" or the "Company"), relating to the tender offer (the "Offer") by GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH, a wholly-owned subsidiary of RWE Aktiengesellschaft ("RWE") and a company incorporated under the laws of the Federal Republic of Germany (the "Offeror"), to purchase all the Company's Shares at a purchase price of 275 pence per Ordinary Share and 2,750 pence per ADS, as set forth in the Offer Document dated March 28, 2002 (the "Offer Document") and other related documents which have been filed as Exhibits to the Schedule TO (as amended or supplemented, the "Schedule TO") initially filed with the Commission on March 29, 2002. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 filed with the Commission on March 29, 2002.

Item 4. The Solicitation or Recommendation.

     The second paragraph of Item 4(c) is hereby amended and restated in its entirety as follows:

(c)  Reasons for Recommendation

     In reaching the decision to recommend that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Directors of Innogy considered a number of factors including, but not limited to:

     o the historical market prices, recent trading history and trading range of the Ordinary Shares, including the fact that the Offer represents a premium of approximately (i) 31% to the closing price of an Ordinary Share on February 15, 2002, the last business day prior to the announcement by Innogy confirming that it had received approaches which might or might not lead to an offer for Innogy and (ii) 36% to the average closing price of an Ordinary Share for one month prior to that announcement;

     o certain strategic considerations, including, but not limited to: (i) the consolidating UK and European energy industry with major European companies, such as RWE, expanding their business at the expense of smaller companies, (ii) the increasingly competitive UK energy environment where Innogy's competitors are also acquisition targets subject to potential interest from major European companies, (iii) the fact that Innogy's current capital structure is leveraged to the degree that it may have difficulty expanding its business and customer base further through acquisition, (iv) the assessment of the Directors of Innogy that there was potential that Innogy could become increasingly marginalized in the UK energy market as a result of the foregoing factors and (v) the size and financial strength of RWE as one of Europe's largest electricity and gas companies; and

     o    the  terms  and   conditions   of  the  Offer  and  the  arm's  length
          negotiations between Innogy and RWE that resulted in the 275 pence per Ordinary Share price.

     The Directors of Innogy believe that, through the combination with RWE, Innogy's prospects will be strengthened and that the Offer of 275 pence per Ordinary Share provides holders of the Shares with the most certain and favorable opportunity to realise their investment at an attractive price. Accordingly, the Directors of Innogy have unanimously agreed to recommend the Offer to the holders of Shares. In reaching its recommendation to approve the Offer, the Directors of Innogy did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.


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

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Credit Suisse First Boston and Deutsche Bank

     Pursuant to letters dated January 21, 2002 and January 24, 2002 (collectively, the "Engagement Letters"), Innogy has appointed Credit Suisse First Boston and Deutsche Bank, respectively, as its joint financial advisers in connection with the Offer. Pursuant to the Engagement Letters, Credit Suisse First Boston and Deutsche Bank are currently expected to receive, in aggregate, approximately (pound)16 million for their financial advisory and corporate broking services, excluding reimbursement of expenses reasonably incurred by them. In addition, the Engagement Letters contain indemnities in favor of Credit Suisse First Boston and Deutsche Bank, as applicable, against, among other things, certain claims, losses and expenses suffered or incurred by Credit Suisse First Boston or Deutsche Bank, as applicable, arising from their engagement under the Engagement Letters or relating to their role in connection with the Offer.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        INNOGY HOLDINGS PLC


Date: April 16, 2002                    By: /s/ Alan Smith
                                            ------------------------------------
                                            Name: Alan Smith
                                            Title: Assistant Company Secretary


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